FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                 May 23, 2003

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                 Form 20-F   X                  Form 40-F
                           -----                          -----

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

                 Yes                            No    X
                      -----                         -----

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

                 Yes                            No    X
                      -----                         -----

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                 Yes                            No    X
                      -----                         -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-n/a.

                                                                Total Pages: 4

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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                    Smith & Nephew plc
                                                    (Registrant)


Date: May 23, 2003                             By:  /s/ Paul Chamber
                                                    ------------------
                                                    Paul Chambers
                                                    Company Secretary





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20 May 2003


                  Smith & Nephew Update on Centerpulse Offer


Smith & Nephew notes this morning's announcement by Zimmer Holdings, Inc. concerning Centerpulse AG.

The Board of Centerpulse gave Smith & Nephew's offer full and careful consideration and unanimously recommended it to its shareholders. By contrast, Zimmer's proposed offer for Centerpulse is subject to a number of additional conditions and to a period of due diligence, following which Zimmer has reserved the right to reduce its offer price.

Smith & Nephew will continue to monitor the situation.



Enquiries:

Smith & Nephew
Angie Craig                                     Tel: +44 (0)20 7401 7646
Corporate Affairs Director

Financial Dynamics
David Yates                                     Tel: +44 (0)20 7831 3113






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23 May 2003


The Secretary
London Stock Exchange
RNS
Old Broad Street
London
EC2N 1HP


Dear Sirs,

Dealing by Directors in Ordinary shares of Smith & Nephew plc

We have been notified of the following transactions by Directors of Smith & Nephew plc:

Mr C J O'Donnell:
o Acquired 14 Ordinary shares of 12 2/9 pence each in Smith & Nephew plc, by re-investment of a dividend, paid on 16 May 2003, through an ISA. Each share was purchased at 411.5 pence on 16 May 2003.

o Acquired 560 Ordinary shares of 12 2/9 pence each in Smith & Nephew plc and Mrs. M O'Donnell 293 Ordinary Shares, by re-investment of a dividend, paid on 16 May 2003. Each share was purchased at 416.1 pence on 16 May 2003.

Mr C J O'Donnell now has an interest in 123,003 shares representing 0.013% of the issued share capital.

Mr P Hooley acquired 14 Ordinary shares of 12 2/9 pence each in Smith & Nephew plc, by re-investment of a dividend, paid on 16 May 2003, through an ISA. Each share was purchased at 411.5 pence on 16 May 2003.

Mr P Hooley now has an interest in 111,585 shares representing 0.012% of the issued share capital.


Yours faithfully,




P.R Chambers
Company Secretary


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